December 18, 1997


Legg Mason Wood Walker, Inc.
111 South Calvert Street
Baltimore, Maryland 21203

The Bank of New York
101 Barclay Street
New York, New York  10286


         Re:        Legg Mason Unit Investment Trust, Series 7

Gentlemen:

         We have acted as counsel for Legg Mason Wood Walker, Inc., Depositor and Evaluator of Legg Mason Unit Investment Trust, Seires 7 (the "Fund"), in connection with the issuance of units of fractional undivided interests in the Trust of said Fund (the "Trust"), under a Trust Agreement, dated December 18, 1997 (the "Indenture"), among Legg Mason Wood Walker, Inc., as Depositor and Evaluator, and The Bank of New York, as Trustee.

         In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The Trust holds Securities as such term is defined in the Prospectus. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes and represents shares in an entity treated as a real estate investment trust for federal income tax purposes.

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States federal income tax law:

            I. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Internal Revenue Code of 1986 (the "Code") in the proportion that the number of Units held by him bears to the total number of Units outstanding; the income of the Trust will be treated as income of the Unit holders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unit holder as it would have in the hands of the Trustee. Each Unit holder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.


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           II. The price a Unit holder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Security shall be treated as gain from the sale or exchange of property. In general, any such gain will be short term unless a Unit holder has held his Units for more than one year. All of the issuers of the Securities intend to qualify under special Federal income tax rules as "real estate investment trusts" (a "REIT," shares of such issuer held by the Trust shall be referred to as the "REIT Shares"). Because Unit holders are deemed directly own a pro rata portion of the REIT Shares as discussed above, Unit holders are advised to consult their tax advisers for information relating to the tax consequences of owning the REIT Shares. Provided such issuer qualifies as a REIT, certain distributions by such issuer on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) as long-term capital gain, regardless of how long a shareholder as owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November, or December will be deemed to have been paid to the shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January and received by shareholders or Unit holders in such following year.

                  III. Gain or loss will be recognized to a Unit holder (subject to various nonrecognition provisions under the Code) when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon redemption or sale of Units by such Unit holder, except to the extent an in kind distribution of stock is received by such Unit holder from the Trust as discussed below. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or financial institution and will generally be long-term if the Unit holder has held his Units for more than one year. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his Units. Before adjustment, such basis would normally be cost if the Unit holder had acquired his Units by purchase. Such basis will be reduced, but not below zero, by the Unit holder's pro rata portion of dividends with respect to each Security which is not taxable as ordinary income. However, any loss realized by a Unit holder with respect to the disposition of his pro rata portion of the REIT Shares, to the extent such Unit holder has owned his Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of the Unit holder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares.


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           IV. Under the indenture, under certain circumstances, a Unit holder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unit holder receiving an undivided interest in whole shares of stock and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by the Trust will depend upon whether or not a United States Unit holder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of a Security held by the Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unit holder with respect to each Security owned by the Trust.

         Dividends received by Unit holders on the REIT Shares are not eligible for the dividends received deduction.

         Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

         A Unit holder will recognize taxable gain (or loss)when all or part of the pro rata interest in a Security is either sold by the Trust or redeemed or when a Unit holder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his tax basis therefor, subject to various non-recognition provisions of the Code.

         It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporation may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The Taxpayer Relief Act of 1997 imposes a required holding period for such credits.

         Any gain or loss recognized on a sale or exchange will, under current law, generally be capital gain or loss.


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         The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-41029) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                      Very truly yours,



                                      CHAPMAN AND CUTLER

MJK/erg



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